Exhibit 1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Enerplus and Focus announce strategic merger

    Enerplus Resources Fund
    TSX - ERF.un/NYSE - ERF
    Focus Energy Trust
    TSX - FET.un

    CALGARY, Dec. 3 /CNW/ - Enerplus Resources Fund ("Enerplus") and Focus
Energy Trust ("Focus") are pleased to announce that they have entered into an agreement that provides for the strategic combination of Enerplus and Focus.
These two well-respected trusts have combined to create a better, stronger, technically focused organization with exciting prospects for the future.
    Under the terms of the agreement, Focus unitholders will receive 0.425 of an Enerplus trust unit for each Focus trust unit. Focus unitholders will receive a value of $17.38 per Focus unit based on the closing price of
Enerplus trust units on the Toronto Stock Exchange ("TSX") as at November 30,
2007 which represents a premium of approximately 3 percent compared to the
10 day weighted average price of Focus and Enerplus trust units on the TSX. On completion of the combination, Enerplus unitholders will own approximately
79 percent and Focus unitholders will own approximately 21 percent of the combined trust. This transaction is expected to be tax-deferred for both
Canadian and U.S. resident Focus unitholders although they may elect to participate in the transaction on a taxable basis for Canadian federal income tax purposes. The combined trust will carry on business as Enerplus and continue to be listed on both the TSX and the New York Stock Exchange
("NYSE").

    <<
    Benefits of the Strategic Combination
    -------------------------------------
    Enerplus and Focus expect the combined trust to have the following strengths:

    -   Improved asset quality:
        -  Significant resource play focus with low decline, long-life
           (14 year RLI, P+P) predictable base production to support long-
           term distributions
        -  Improved oil/natural gas property and jurisdictional diversity allowing the combined trust to better mitigate risk
        -  Expanded portfolio of resource play assets that offer significant low risk, repeatable development prospects - shallow gas, crude oil waterfloods, deep tight gas, Bakken oil and oil sands - that will help maintain future production volumes
        -  One of the only conventional oil and gas trusts with significant exposure to the oil sands with future production potential of over
           60,000 bbls/day
    -   Improved organizational strength and efficiency:
        -  Over 100,000 BOE/day of production that is more than 70% operated
        -  Increased technical acumen and organization capabilities with a proven track record of performance
        -  Improved operating synergies resulting from significant overlap of properties and a high concentration of operated shallow natural gas
    -   Improved financial position and capital markets appeal:
        -  Enterprise value of approximately $7.6 billion is expected to provide greater financial capacity to pursue additional M&A activity and large capital projects
        -  One of the strongest balance sheets in the sector with a debt to cash flow ratio of approximately 1.0x to support future growth.
           The combined trust is expected to have safe harbour growth capacity for the issuance of new equity under the rules set out by the Canadian government of approximately $10 billion over the next three years.
        -  Increased trading volumes on the TSX and the NYSE, increased weightings in major indices including the S&P/TSX 60 index and improved access to debt capital markets
        -  Exposure to a broader investor base including both Canadian and US retail as well as Canadian and US institutional markets
    >>

    Gordon Kerr, President & Chief Executive Officer of Enerplus, states, "It is rare that we get an opportunity to combine with such a highly respected, technically driven organization. Focus is contributing premier properties with high netbacks, low operating costs and strong capital efficiencies in resource plays which are complementary to our existing portfolio. We expect a smooth integration because of the concentrated nature of Focus' properties, as well as the considerable property overlap and similar operating philosophies of the two organizations. It may appear counter-intuitive to increase natural gas exposure at a time when North American natural gas prices are currently depressed however these assets have attractive economics at the current prices and cost structures and we see signs of potential cost savings. We also remain bullish on the longer term outlook for natural gas prices."
    Derek Evans, President & Chief Executive Officer of Focus commented,
"This transaction provides our unitholders with increased exposure to oil, a greater diversity of resource plays, less asset concentration risk, a larger portfolio of more diverse organic drilling opportunities, increased tax pools and oil sands exposure, in a larger well capitalized entity with significant liquidity."

    Strategic Positioning for the Future
    ------------------------------------
    The rationale for this transaction is about getting better, not just bigger. In addition to the benefits discussed above, the combination of the two trusts is designed to enhance the long-term strategic direction of
Enerplus as follows:

    <<
    -   The addition of Shackleton makes Enerplus one of the top shallow gas producers in Canada allowing us to combine shallow gas technical and execution expertise and purchasing power to bear over a significant asset base. Tommy Lakes provides additional operated deep tight gas and complements the existing deep tight gas position within Enerplus which has been growing in recent years through acquisitions and increased development spending.
    -   Positions the entity for strong operating metrics including production, netbacks, operating costs, finding and development costs, capital efficiencies, G&A costs, recycle ratios, and safety. With a greater percentage of operated properties and diversity of opportunities, Enerplus will be better able to concentrate our attention on large, meaningful areas and play types.
    -   The combination of the two trusts creates an organization with a long-term sustainable business model with assets that we believe are ideally suited to support a yield oriented investment vehicle.
    -   Enerplus expects to continue operating under the trust structure for the next three years as this exemption period represents significant value for unitholders and we believe it is unlikely that we will make structural changes during that time without a compelling reason.
        After 2010, we expect Enerplus will remain a distributing entity as we believe this is supported by the nature of our assets, skills, investor expectations and demographics. We will continue to monitor alternative structures going forward in order to preserve our cost of capital and continue to take advantage of growth opportunities.
    >>

    Asset Description
    -----------------
    Enerplus' asset base will provide Focus unitholders with exposure to a larger, more diversified portfolio of long-life producing assets in Canada and the U.S. Approximately 60% of Enerplus' current daily production comes from long-life resource plays in the areas of shallow natural gas, deep tight gas, crude oil waterfloods and Bakken oil in Montana. These resource plays offer significant low-risk, repeatable development opportunities with lower geologic risk. In addition, Enerplus has strategically invested in the future of
Canada's oil production, the oil sands of Alberta. Through a 100% working interest in the Kirby steam assisted gravity drainage project and a 15%
working interest in the Joslyn project, Enerplus has the potential to add over
60,000 bbls/day of oil production from the oil sands over the next 10 years.
    Focus is contributing two high quality, operated natural gas properties to the combined portfolio - Shackleton and Tommy Lakes.

    <<
    -   The Shackleton property is a large Milk River shallow gas resource play in Saskatchewan with current production of approximately
        69 MMcf/day. It has strong overlap with Enerplus' existing interests in the area, and complements Enerplus' expertise in shallow gas development. This property offers more than 1,500 future drilling locations representing 4 to 5 years of low risk, repeatable development opportunities. The combined trust will have a leading operator position in the area with 95 percent average working interest. We expect some cost saving synergies and increased ability to control the pace of development in the area. In addition, we believe Shackleton has potential for increased well density, additional compression, play extension through step-out drilling on
        240,000 net acres of undeveloped land and recompletion potential from additional Milk River intervals.

    -   Tommy Lakes is a tight natural gas property producing from the
        Halfway Sandstone formation located 130 kms south of Fort Nelson,
        British Columbia with current production of approximately 30 MMcf/day with 600 BOE/day of natural gas liquids. Tommy Lakes provides a large, operated deep tight gas play to complement Enerplus' deep tight gas presence which has been predominantly non-operated. Tommy
        Lakes is an operated winter access property with more than
        50 expected future drilling locations representing at least 3 years of anticipated development opportunities.
    >>

    Both the Shackleton and Tommy Lakes areas are characterized as having large accumulations of natural gas where small changes in recovery factors can materially impact remaining reserves and future cash flow. Both properties currently have top quartile operating metrics, including low operating costs, excellent capital efficiencies and repeatable capital programs.
    Focus is also contributing six minor properties with approximately
3,400 BOE/day of production in the areas of: Red Earth, Pouce Coupe/Progress,
Mantario/Marengo, Hatton/Medicine Hat, Sylvan Lake and Cabin/Kotcho. Enerplus
currently has existing properties that overlap approximately 50% of these areas.

    Distributions
    -------------
    Enerplus currently expects to maintain its distribution of C$0.42 per unit per month following the combination. Based on the existing monthly cash distributions paid by Enerplus and Focus, distributions to Focus unitholders who continue to hold Enerplus units subsequent to a successful combination under the 0.425 exchange ratio would initially receive an increase of 27.5% in their existing per unit distributions. This would be the equivalent of Focus increasing their existing distributions of $0.14/unit/month to
$0.1785/unit/month. However, future distribution levels will continue to be reviewed and determined by the Enerplus Board and may vary depending on many factors, including commodity prices, production levels, operating costs, royalty burdens and foreign exchange rates.

    Management and Staffing
    -----------------------
    Gordon Kerr, President & Chief Executive Officer of Enerplus and the
current Enerplus executive team will continue in their current roles. We are expecting that a significant number of the Focus staff will be offered positions in the combined trust in a variety of leadership, technical and support roles however the Focus senior executives are expected to join
Enerplus for a transition period only. Overall, we expect to improve efficiency in staffing and administrative costs as a result of the combination.

    Board of Directors
    ------------------
    If this transaction is successful, both Mr. David O'Brien and Mr. Clayton
Woitas, current members of the Focus Board of Directors, have advised that they will accept positions on the Enerplus Board. Mr. O'Brien is currently
Chairman of the Board of EnCana Corporation and Chairman of the Board of the
Royal Bank of Canada. He was Chairman of the of Board of PanCanadian Petroleum
Corporation from 1990 and interim Chief Executive Officer of PanCanadian from
October 2001 to April 2002, when it merged with Alberta Energy Company Ltd. to form EnCana. Mr. Woitas has been actively involved in the upstream energy sector and was the founder of Profico Energy Management Ltd. which Focus acquired in 2006. Prior to Profico, he was President and CEO of
publicly-traded Renaissance Energy Ltd. where the company grew from 250 to
150,000 BOE/day.

    About the Transaction
    ---------------------
    The completion of the combination is subject to customary stock exchange, court and regulatory approvals, as well as the approval of at least
66 2/3 percent of Focus unitholders and holders of Focus Limited Partnership's exchangeable limited partnership units who vote on the transaction together as a class. It is expected that the Focus unitholder meeting to vote on the combination and closing will occur in mid to late February 2008. An information circular is expected to be mailed to unitholders of Focus in late
December 2007 or early January 2008.
    The Boards of Directors of Enerplus and Focus have unanimously approved the combination agreement and have concluded that the transaction is in the best interests of the Enerplus and Focus unitholders, respectively. The Focus
Board of Directors and Officers who own approximately 15 percent of the combined outstanding trust units and exchangeable limited partnership units have agreed to vote their Focus units in favour of the proposed combination.
    Focus has agreed that they will not solicit or initiate any discussions concerning the pursuit of any other business combination. Focus has agreed to pay a non-completion fee of $48 million to Enerplus in certain circumstances.
In addition, Enerplus has the right to match any competing proposal for Focus in the event such a proposal is made.

    Exchangeable Limited Partnership Units
    --------------------------------------
    There are approximately 9.2 million limited partnership units of Focus
Limited Partnership outstanding that are currently exchangeable into Focus trust units. Under the combination, these partnership units will become exchangeable into Enerplus trust units based on the same exchange ratio of
0.425 applicable to Focus' trust units under the transaction. As such, the holders of limited partnership units who currently receive the same monthly distributions as the Focus trust unitholders will, post transaction, receive distributions equivalent to the Enerplus trust unitholders after adjusting for the trust unit exchange ratio of 0.425.

    Advisors
    --------
    RBC Capital Markets is acting as exclusive financial advisor to Enerplus and BMO Capital Markets is acting as strategic advisor to Enerplus with respect to the transaction.
    Scotia Waterous Inc. is acting as exclusive financial advisor to Focus with respect to the transaction. Scotia Waterous Inc. has advised the Board of
Directors of Focus that subject to the review of definitive legal agreements, it is of the opinion, as of the date hereof, that the consideration to be received by Focus unitholders pursuant to the proposed arrangement is fair from a financial point of view to Focus unitholders. CIBC World Markets is acting as strategic advisor to Focus with respect to the transaction.

    Investor Conference Call
    ------------------------
    A joint conference call has been scheduled today, Monday, December 3,
2007 at 10:00 am MST (12:00 pm EST) to discuss the combination. All interested parties may participate by dialing 1-800-733-7560.
    A replay of the conference call will be available from Monday,
December 3, 2007 at 1:00 pm MST until Monday, December 10, 2007 at 11:59 pm
MST. To access the replay please dial either 1-416-640-1917 or 1-877-289-8525 and enter the pass code 21255840 followed by the number sign.

    For further information, please contact:
    ----------------------------------------

    Jo-Anne Caza                     Bill Ostlund
    Vice President                   Senior Vice President & CFO
    Investor Relations               Focus Energy Trust
    Enerplus Resources Fund          3300, 205 - 5 Avenue SW
    3000, 333 - 7 Avenue SW          Calgary, Alberta T2P 2C7
    Calgary, Alberta T2P 2Z1         Tel: 403-781-8409
    Tel: 403-298-2200                Fax: 403-781-8408
    Fax: 403-298-2211                Website: www.focusenergytrust.com
    Toll Free: 800-319-6462          Email: investors(at)focusenergytrust.com
    Website: www.enerplus.com
    Email: investorrelations(at)enerplus.com

    SUPPLEMENTAL INFORMATION
    ------------------------

    Key 2008 Forecast Operating and Financial Information for the Combined
    ----------------------------------------------------------------------
    Trust
    -----
    The following 2008 pro-forma information assumes Focus and Enerplus are combined January 1, 2008 however, the transaction is not expected to close until mid to late February. The actual 2008 results for Enerplus will only reflect the combination from the closing date onward.

    <<
    -------------------------------------------------------------------------
    As of November 30, 2007:                  Enerplus      Focus   Combined
    -------------------------------------------------------------------------
    Market Capitalization ($ billion)              5.3        1.3        6.6
    -------------------------------------------------------------------------
    Debt ($ billion)                               0.7        0.3        1.0
    -------------------------------------------------------------------------
    Enterprise Value ($ billion)                   6.0        1.6        7.6
    -------------------------------------------------------------------------
    Trust units and exchangeable partnership
     units outstanding (millions)                129.6       79.5      163.4
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Tax Pools ($ millions) at December 31, 2006  1,900        190      2,090
    -------------------------------------------------------------------------
    >>

    Production Forecast
    -------------------
    Production for the combined entity is anticipated to be over
100,000 BOE/day including an annual average of 80,000 BOE/day (including a
1,000 BOE/day downtime impact noted below) from Enerplus and 21,000 BOE/day from Focus. This is essentially the combined guidance from both entities pre-combination.

    Giltedge Fire
    -------------
    The annual average production from Enerplus was adjusted downward from expected guidance due to a fire at our Giltedge property which occurred on
November 30, 2007. The fire is expected to impact field production by
2,000 BOE/day (1,000 BOE/day annual average) for the first half of the year after which time we expect the Giltedge production to be back on-line. There were no injuries associated with this event. Business interruption and property insurance is expected to negate the financial loss associated with this event relative to cash flows and reconstruction costs. Efforts are currently underway to determine the cause of the fire, develop plans to mitigate the production loss and restore productive capacity.

    <<
    -------------------------------------------------------------------------
    2008 Operational Guidance                 Enerplus      Focus   Combined
    -------------------------------------------------------------------------
    Average Daily Production:
      Crude Oil & Natural Gas Liquids
       (bbls/day)                               36,900      2,500     39,400
      Natural Gas (Mcf/day)                    258,600    111,000    369,600
      Total (BOE/day)                           80,000     21,000    101,000
    -------------------------------------------------------------------------
    Operating Costs ($/BOE)                       9.50       4.65       8.50
    -------------------------------------------------------------------------
    G&A Expenses ($/BOE)
      Cash                                        2.40       1.00       2.00
      Non-cash                                    0.20       1.15       0.20
    -------------------------------------------------------------------------
    Total G&A Expenses                            2.60       2.15       2.20
    -------------------------------------------------------------------------
    >>

    Capital Budget
    --------------
    Following the completion of the transaction, Enerplus expects to spend approximately the same aggregate amount of capital that the two individual trusts were planning on their own, which will total approximately $492 million of conventional spending and approximately $105 million of oil sands spending in 2008. While plans have not been finalized, some capital is expected to shift from the Enerplus assets to accelerate development of the Focus shallow gas assets given the attractiveness of this development potential. We will also consider shifting Enerplus capital to oil projects to maintain a weighting of approximately 50/50 between oil and gas projects for the year.

    <<
    -------------------------------------------------------------------------
                                              Enerplus      Focus   Combined
    -------------------------------------------------------------------------
    Development Capital Spending ($ millions):
    Conventional:
      Crude Oil Waterflood                         103          2        105
      Shallow Natural Gas & CBM                     47         70        117
      Deep Tight Natural Gas                        32         36         68
      Bakken Oil                                    48          -         48
      Other Conventional Oil & Gas                 150          4        154
    -------------------------------------------------------------------------
    Sub-Total Conventional                         380        112        492
    Oil Sands:
      Kirby SAGD                                    46          -         46
      Joslyn SAGD                                   13          -         13
      Joslyn Mines                                  42          -         42
      Laricina                                       4          -          4
    -------------------------------------------------------------------------
    Sub-Total Oil Sands                            105          -        105
    -------------------------------------------------------------------------
    Total Development Capital Spending             485        112        597
    -------------------------------------------------------------------------
    >>

    Cash Flow and Payout
    --------------------
    Estimated 2008 pro-forma cash flow, debt, and payout ratios calculated assuming the entities are combined January 1, 2008, are summarized below.
These estimates are based on current commodity forward prices, current hedge positions, as well as 2008 forecast production, royalties, costs, capital spending and debt levels (among other factors).

    <<
    -------------------------------------------------------------------------
    Pro-forma combined 2008 cash flow from operations
     (assuming no change to non-cash working capital)          $1.13 billion
    -------------------------------------------------------------------------
    Pro-forma combined 2008 average annual debt                $1.10 billion
    -------------------------------------------------------------------------
    Pro-forma combined 2008 debt-to-cash flow from operations           1.0x
    -------------------------------------------------------------------------
    Simple payout (Distributions/Cash flow from operations)              73%
    -------------------------------------------------------------------------
    Adjusted payout
    (Distributions + Capital Spending including oil sands)/
     Cash flow from operations                                          126%
    -------------------------------------------------------------------------
    >>

    With the longest track record in the Canadian oil and gas sector,
Enerplus has demonstrated that we prudently manage our debt levels, distributions, and capital spending with a view to long-term sustainability and success. Historically, Enerplus has exceeded a 100% Adjusted Payout Ratio given the attractiveness of our capital programs, the strength of our balance sheet and the fact that we are investing capital in long-term projects such as oil sands that do not generate immediate cash flow. It is our intention to prudently manage our distributions and capital spending relative to our balance sheet and capital market conditions going forward.

    <<
    Combined Hedging Positions
    --------------------------

    -------------------------------------------------------------------------
                                   Natural Gas               Crude Oil
                                    (CDN$/Mcf)               (US$/bbl)
    -------------------------------------------------------------------------
                        Jan. 1-            Winter  Jan. 1-  Jul. 1-  Jan. 1-
                        Mar. 31   Summer     2008/ Jun. 30  Dec. 31  Dec. 31
                           2008     2008     2009     2008     2008     2009
    -------------------------------------------------------------------------
    Floor Prices
     (puts & swaps)      $ 8.52   $ 7.02    $7.91   $73.71   $72.34   $74.50
    -------------------------------------------------------------------------
    Percentage
     (net of royalties)     34%      18%       2%      50%      44%       7%
    -------------------------------------------------------------------------
    Based on weighted average price before premiums; average annual production of 101,000 BOE of production per day and assuming a 19%
    royalty rate
    >>

    Reserves (Company Interest)
    ---------------------------
    2007 independent reserve reports for Enerplus are not expected to be available until early 2008. Focus has completed its independent reserves evaluation effective November 30, 2007 as part of their year end process. As such, the reserves below reflect the best available information on each entity for comparison purposes. They have been calculated using Enerplus' third party reserve estimates at December 31, 2006 and Paddock Lindstrom's estimates of
Focus' reserves at November 30, 2007. The reserve life index calculated below uses the above-mentioned reserves and 2008 pro-forma production estimate. The undeveloped land base estimates are as of December 31, 2006. These estimates do not include independent third party estimates of contingent resources for
Kirby of 244 million barrels and Joslyn of 223 million barrels.

    <<
    Enerplus (as at December 31, 2006)
    -------------------------------------------------------------------------
                                                Proved   Probable      Total
    -------------------------------------------------------------------------
    Crude Oil (mmbbls)                           125.0       34.4      159.4
    -------------------------------------------------------------------------
    Natural Gas (bcf)                            920.1      344.0    1,264.1
    -------------------------------------------------------------------------
    Natural Gas Liquids (mmbbls)                  12.7        3.8       16.5
    -------------------------------------------------------------------------
    Oil Sands/Bitumen (mmbbls)                     8.7       48.0       56.7
    -------------------------------------------------------------------------
    Total (MMBOE)                                299.8      143.5      443.3
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Reserve Life Index:
    -------------------------------------------------------------------------
    Proved                                                              10.3
    -------------------------------------------------------------------------
    Proved + Probable                                                   15.2
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Undeveloped Land Base (net undeveloped acres)                    741,000
    -------------------------------------------------------------------------

    Focus (as at November 30, 2007)
    -------------------------------------------------------------------------
                                                Proved   Probable      Total
    -------------------------------------------------------------------------
    Crude Oil (mmbbls)                             3.7        0.9        4.6
    -------------------------------------------------------------------------
    Natural Gas (bcf)                            343.9      119.0      462.9
    -------------------------------------------------------------------------
    Natural Gas Liquids (mmbbls)                   2.8        0.8        3.6
    -------------------------------------------------------------------------
    Total (MMBOE)                                 63.8       21.6       85.4
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Reserve Life Index:
    -------------------------------------------------------------------------
    Proved                                                               8.3
    -------------------------------------------------------------------------
    Proved + Probable                                                   11.1
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Undeveloped Land Base (net undeveloped acres)                    390,000
    -------------------------------------------------------------------------

    Combined (Enerplus Dec. 31, 2006 reserves & Focus Nov. 30, 2007 reserves)
    -------------------------------------------------------------------------
                                                Proved   Probable      Total
    -------------------------------------------------------------------------
    Crude Oil (mmbbls)                           128.7       35.3      164.0
    -------------------------------------------------------------------------
    Natural Gas (bcf)                          1,264.0      463.0    1,727.0
    -------------------------------------------------------------------------
    Natural Gas Liquids (mmbbls)                  15.5        4.6       20.1
    -------------------------------------------------------------------------
    Oil Sands/Bitumen (mmbbls)                     8.7       48.0       56.7
    -------------------------------------------------------------------------
    Total (MMBOE)                                363.6      165.1      528.7
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Reserve Life Index:
    -------------------------------------------------------------------------
    Proved                                                               9.9
    -------------------------------------------------------------------------
    Proved + Probable                                                   14.3
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Undeveloped Land Base (net undeveloped acres)                  1,131,000
    -------------------------------------------------------------------------
    >>

    Advisory Regarding Forward-Looking Information and Statements

    This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws.
The use of any of the words "expect", "anticipate", "continue", "estimate",
"objective", "ongoing", "potential", "may", "will", "project", "should",
"believe", "plans", "designed", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward looking statements and information concerning: the combined trust's petroleum and natural gas production, reserves and resources, undeveloped land holdings, reserve life index, business strategy, future development and growth opportunities, prospects and asset base (including oil sands development opportunities); the anticipated benefits from the transaction including improved operating efficiencies and synergies, field optimizations and cost reductions; enhanced liquidity and increased investor attention; future cash flows, distributions and payout ratios; value and debt levels; capital programs; future tax pools and positions; insurance coverage and payments; board of director and management composition; treatment under tax laws; oil and natural gas prices.
    The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Enerplus and Focus, including expectations and assumptions concerning: prevailing commodity prices and exchange rates; applicable royalty rates and tax laws; future well production rates; reserve and resource volumes; the performance of existing wells; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory, securityholder and third party approvals for the combination.
Although Enerplus and Focus believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus and Focus can give no assurance that they will prove to be correct.
    Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to the risks associated with the oil and gas industry in general such as: operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation or petroleum and natural gas and loss of markets; environmental risks; competition; uninsurable losses;
incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory, securityholder and other third party approvals for the combination; and
changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations. There are risks also inherent in the nature of the proposed transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities;
incorrect assessments of the values of the other entity; the proposed income tax treatment of the transaction for Focus unitholders; and failure to obtain the required securityholder, court, regulatory and other third party approvals
(or to do so in a timely manner). This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction. Enerplus and Focus have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail Focus securityholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction.
These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction.
Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.
    Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Enerplus, Focus or the combined trust are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and in the case of Enerplus, on the SEC's website (www.sec.gov) or, in the case of
Enerplus, at Enerplus' website (www.enerplus.com), and in the case of Focus, at Focus' website (www.focusenergytrust.com).
    The forward-looking statements and information contained in this press release are made as of the date hereof and Enerplus and Focus undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

    Barrels of Oil Equivalent

    "BOE" means barrel of oil equivalent on the basis of 1 BOE to 6,000 cubic feet of natural gas. BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    Non-GAAP Measures

    This press release uses the terms "payout ratio" and "adjusted payout ratio" which as presented do not have any standardized meanings under Canadian generally accepted accounting principles ("GAAP") and therefore such measures may not be comparable to similar measures for other entities. "Payout ratio"
is calculated as cash distributions divided by cash flow from operating activities. "Adjusted Payout Ratio" is calculated as the aggregate of cash distributions plus development capital spending divided by the cash flow from operating activities. We do not attempt to differentiate between maintenance and growth capital development spending.

    Important Additional Information Will Be Filed With the SEC

    In connection with the proposed transaction, Enerplus intends to, if required, file relevant materials with the Securities and Exchange Commission
(the "SEC") on a Registration Statement on Form F-10 (the "Registration
Statement") to register the Enerplus Units (the "Units") to be issued in connection with the proposed transaction. Investors and unitholders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Enerplus and Focus, the transaction and related matters.
Investors and unitholders will be able to obtain free copies of the
Registration Statement and other documents filed with the SEC by Enerplus through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the
Registration Statement and such other documents when they become available from Enerplus by contacting Enerplus Investor Relations at
investorrelations(at)enerplus.com or by telephone at 1-800-319-6462.

    %CIK: 0001126874

    /For further information: Jo-Anne Caza, Vice President, Investor
Relations, Enerplus Resources Fund, Suite 3000, 333-7th Avenue SW, Calgary,
Alberta, T2P 2Z1, Tel: (403) 298-2200, Fax: (403) 298-2211, Toll free in N.
America: 1-800-319-6462, Email: investorrelations(at)enerplus.com, Website:
www.enerplus.com; Bill Ostlund, Senior Vice President & C.F.O., Focus Energy
Trust, Suite 3300, 205-5th Avenue SW, Calgary, Alberta, T2P 2V7, Tel: (403)
781-8409, Fax: (403) 781-8408, Email: investors(at)focusenergytrust.com, Website:
www.focusenergytrust.com/
    (ERF.UN. ERF FET.UN.)

CO:  Enerplus Resources Fund; Focus Energy Trust

CNW 06:00e 03-DEC-07